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Investor Relations

Holcim

Holcim Ltd
Zürcherstrasse 170
CH-8645 Jona

Phone +41 58 858 87 20
Fax +41 58858 86 69

02028792

SUPPL

02 MAY -2 AM 8:05

Fax

To:	File No. 82-4093
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	001 202 942 95 25
From:	Daniela Lengg daniela.lengg@holcim.com
Date:	2.5.2002
Total pages:	2
Subject:	Press Release: Holcim closes deal to acquire 70 percent of share capital of Serbian cement plant Novi Popovac.

File No. 82-4093

Holderbank Financiere Glarus Ltd.

Yours sincerely,

Daniela Lengg

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 5/6

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona

Phone +41 58 858 87 10
Fax +41 58 858 87 19

File 82-4093

Holcim Info Flash 11/02

Media release

Holcim closes deal to acquire 70 percent of share capital of Serbian cement plant Novi Popovac.

Jona, May 2, 2002 – In response to moves to privatize Serbia's cement industry, Holcim Ltd submitted an offer for a majority shareholding in the Novi Popovac plant in December 2001. Shortly before the end of the year, the Serbian privatization ministry accepted Holcim's bid.

Novi Popovac held its first General Meeting on April 11, 2002, and shareholders voted in favor of transforming the former state-run company into a stock corporation. This paved the way for Holcim to acquire 70 percent of the share capital from the Republic of Serbia at a price of USD 52.5 million.

Before closing the transaction, Holcim successfully negotiated a debt restructuring plan with Novi Popovac's principal creditors. The new company, Novi Popovac AG, only has debts of USD 7 million.

The Novi Popovac cement plant is located some 150 km south of the capital Belgrade. The plant has an installed annual cement capacity of more than 1 million tonnes. Facilities are currently running at full capacity, and the company is operating at a profit.

With majority and minority interests in over 70 countries on all continents, Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10

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Internet: www.holcim.com